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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 13E-4

                         ISSUER TENDER OFFER STATEMENT

                      (PURSUANT TO SECTION 13(e)(1) OF THE

                        SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                      CONSORCIO G GRUPO DINA, S.A. DE C.V.

                                (Name of Issuer)

                      CONSORCIO G GRUPO DINA, S.A. DE C.V.

                      (Name of Person(s) Filing Statement)

                8% Convertible Subordinated Debentures due 2004
                         (Title of Class of Securities)

                                  210306 AB 2
                     (CUSIP Number of Class of Securities)

                               J. Ignacio Moreno
                            Chief Financial Officer
                      Consorcio G Grupo Dina, S.A. de C.V.
                               Tlacoquemecatl 41,
                               Colonia del Valle
                           03100, Mexico D.F., Mexico
                                 (525) 420-3900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
            Communications on Behalf of Person(s) Filing Statement)
                            ------------------------

                                    COPY TO:

                          R. Cabell Morris, Jr., Esq.
                                Winston & Strawn
                              35 West Wacker Drive
                            Chicago, Illinois 60601
                            ------------------------

                                 July 13, 1999
              (Date Tender Offer First Published, Sent or Given to
                               Security Holders)

                           CALCULATION OF FILING FEE

                 TRANSACTION VALUATION:                                    AMOUNT OF FILING FEE:
                      $44,620,000                                                  $8,924

* For the purpose of calculating the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended, the market value of the 8% Convertible Subordinated Debentures due 2004 (the "Debentures") of Consorcio G Grupo Dina, S.A. de C.V. to be acquired pursuant to the Offer (as hereinafter defined) was determined by multiplying $460 (the maximum price per $1,000 principal amount of Debentures at which holders of Debentures can tender such Debentures to the Company) by $97,000,000 (the maximum amount of Debentures that may be accepted for tender pursuant to the Offer).

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

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                             INTRODUCTORY STATEMENT

    This Schedule 13E-4 relates to an offer to purchase (the "Offer") by Consorcio G Grupo Dina, S.A. de C.V., a Mexican corporation ("Grupo Dina"), for cash, on the terms and subject to the conditions set forth in the Offer to Purchase dated July 13, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (the "Letter of Transmittal"), up to $97,000,000 aggregate principal amount of the outstanding 8% Convertible Subordinated Debentures due 2004 (the "Debentures") issued by Grupo Dina. The Debentures are convertible into Series L ADSs (each a "Series L ADS") of Grupo Dina at a conversion rate of 56.88 Series L ADSs per $1,000 principal amount of Debentures (equivalent to a conversion price of $17.58 per Series L ADS). Copies of the Offer to Purchase and the related Letter of Transmittal are filed as exhibits (a)(1) and (a)(2) hereto.

ITEM 1.  SECURITY AND ISSUER.

    (a) The issuer of the Debentures is Grupo Dina. The address of Grupo Dina's principal executive office is Tlacoquemecatl 41, Colonia del Valle, 03100, Mexico D.F., Mexico.

    (b) The securities which are the subject of the Offer are the Debentures. The Debentures are convertible into Series L ADSs at a conversion rate of 56.88 Series L ADSs per $1,000 principal amount of Debentures (equivalent to a conversion price of $17.58 per Series L ADS). As of July 13, 1999, there was $163,992,000 aggregate principal amount of Debentures outstanding. The Offer is for up to $97,000,000 aggregate principal amount of outstanding Debentures at a price not in excess of $460 nor less than $400 per $1,000 principal amount of Debentures. At the election of Grupo Dina, the Offer is being made in cash only. To the best knowledge of Grupo Dina, no Debentures are being purchased from any officer, director or affiliate of Grupo Dina.

    (c) The information set forth in the section of the Offer to Purchase entitled "Market Price Information" is incorporated herein by reference.

    (d) Not applicable.

ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a) The information set forth in the section of the Offer to Purchase entitled "Description of the Transactions--Sources and Uses of Funds" is incorporated herein by reference.

    (b) Not applicable.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

    (a)-(j) The information set forth in the sections of the Offer to Purchase entitled "The Tender Offer--Terms of the Tender Offer," "--Purpose of the Tender Offer" and "Description of the Transactions" is incorporated herein by reference. Debentures repurchased under the Offer by Grupo Dina will cease to be outstanding and will be delivered to Bankers Trust Company, as Trustee, for cancellation immediately after such repurchase.

ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.

    The information set forth in the section of the Offer to Purchase entitled "Market Price Information--Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Debentures" is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

    The information set forth in the cover page to the Offer to Purchase and the sections of the Offer to Purchase entitled "The Tender Offer--Terms of the Tender Offer," "--Purpose of the Tender Offer" and "Description of the Transactions" is incorporated herein by reference.

                                       2
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ITEM 6.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The information set forth in the cover page of the Offer to Purchase and the section of the Offer to Purchase entitled "Fees and Expenses" is incorporated herein by reference.

ITEM 7.  FINANCIAL INFORMATION.

    (a)-(b) The information set forth in the sections of the Offer to Purchase entitled "Summary Historical Consolidated Financial Information" and "Summary Unaudited Consolidated Pro Forma Financial Information", in Items 8, 17, 18 and 19 of Grupo Dina's Annual Report on Form 20-F for the fiscal year ended December 31, 1998, and in Grupo Dina's Report on Form 6-K dated May 1, 1999 is incorporated herein by reference.

ITEM 8.  ADDITIONAL INFORMATION.

    (a) Not applicable.

    (b) Not applicable.

    (c) Not applicable.

    (d) Not applicable.

    (e) The information set forth in the Offer to Purchase and the exhibits hereto is incorporated herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

(a) (1) Form of Offer to Purchase.

    (2) Form of Letter of Transmittal (including Certification of Taxpayer Identification Number on Form W-9).

    (3) Form of Notice of Guaranteed Delivery.

    (4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

    (5) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

    (6) Text of Press Release issued by Grupo Dina, dated July 13, 1999.

(b) Not applicable.

(c) Indenture, dated as of August 8, 1994, between Grupo Dina, as Issuer, and Bankers Trust Company, as Trustee, relating to the Debentures, including the form of Debenture, filed as Exhibit 2.3 to Grupo Dina's Annual Report on Form 20-F (File No. 1-11646) for the fiscal year ended December 31, 1994, and incorporated by reference herein.

(d) Not applicable.

(e) Not applicable.

(f) Not applicable.

(g) (1) Pages 26, 27, 38 and F-1 through F-34 of Grupo Dina's Annual Report on Form 20-F for the fiscal year ended December 31, 1998 (File No. 1-11646), are incorporated by reference herein.

    (2) Grupo Dina's Report on Form 6-K dated May 1, 1999 (File No. 1-11646), is incorporated by reference herein.

                                       3
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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          CONSORCIO G GRUPO DINA, S.A. DE C.V.

                                          By: /s/ J. IGNACIO MORENO
                                             -----------------------------------

                                          Name:  J. Ignacio Moreno

                                          Title:  CHIEF FINANCIAL OFFICER

Dated: July 13, 1999

                                       4
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                                 EXHIBIT INDEX

  EXHIBIT                                                           DESCRIPTION
-----------             ---------------------------------------------------------------------------------------------------
       (a)         (1)  Form of Offer to Purchase.
                   (2)  Form of Letter of Transmittal (including Certification of Taxpayer Identification Number on Form
                        W-9).
                   (3)  Form of Notice of Guaranteed Delivery.
                   (4)  Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
                   (5)  Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other
                        Nominees.
                   (6)  Text of Press Release issued by Grupo Dina, dated July 13, 1999.
       (b)   Not applicable.
       (c)   Indenture, dated as of August 8, 1994, between Grupo Dina, as Issuer, and Bankers Trust Company, as Trustee,
             relating to the Debentures, including the form of Debenture, filed as Exhibit 2.3 to Grupo Dina's Annual
             Report on Form 20-F (File No. 1-11646) for the fiscal year ended December 31, 1994, and incorporated by reference herein.
       (d)   Not applicable.
       (e)   Not applicable.
       (f)   Not applicable.
       (g)         (1)  Pages 26, 27, 38 and F-1 through F-34 of Grupo Dina's Annual Report on Form 20-F for the fiscal year ended December 31, 1998 (File No. 1-11646) are incorporated by reference herein.
                   (2)  Grupo Dina's Report on Form 6-K dated May 1, 1999 (File No. 1-11646), is incorporated by reference herein.

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